Exhibit (a)(8)

EMAIL COMMUNICATION REPORTING RESULTS TO TENDERING

OPTION HOLDERS

Dear Option Holder:

On behalf of Kintera, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) outstanding options (the “Options”) granted under the Kintera, Inc. 2000 Stock Option Plan (the “2000 Plan”), Amended and Restated 2003 Equity Incentive Plan (the “2003 Plan”) and the Amended and Restated 2004 Equity Incentive Plan (Fundware) (the “2004 Plan”) for new options the Company will grant under the 2003 Plan (the “Replacement Options”). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange dated May 31, 2006 (the “Offer of Exchange”).

The Offer expired at 5:00 p.m., Pacific time, on June 28, 2006. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Current Options tendered to it for a total of                      shares of Common Stock and canceled all such Options.

The Company has accepted for exchange and canceled the number of Current Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you have the right to receive a Replacement Option under the Plan for an equal number of shares of Common Stock, as adjusted for any stock splits, stock dividends and similar events. The terms and conditions of the Replacement Option are described in the Offer and include the following:

•	The per share exercise price under the Replacement Option will equal 115% of the last reported sale price of the Common Stock on the NASDAQ Global Market (formerly, the “NASDAQ National Market”) on the date the Company grants the Replacement Option;

•	Each Replacement Option will be entirely unvested on the Grant Date. Each Replacement Option will vest pro-rata on a daily basis over a two-year period measured from the Grant Date (June 30, 2006). No vesting credit will be given for any special acceleration of vesting that occurred on December 28, 2005; and

•	Each Replacement Option will have the same term as the Current Option that it is replacing.

In accordance with the terms of the Offer, the Company will grant you Replacement Options on June 30, 2006. As described in the Offer to Exchange, you will be receiving a new option agreement in connection with your Replacement Options.

If you have any questions about your rights in connection with the grant of a Replacement Option, please contact Human Resources at (858) 795-3000 or HumanResources@kintera.com.

Attachment

Attachment

Option Grant Date	No. of Option Shares Accepted for Cancellation

2